Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 22 DATED MARCH 3, 2022
TO THE OFFERING CIRCULAR DATED JULY 2, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated July 2, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

PG1 Controlled Subsidiary – Davenport,  FL

On February 25, 2022, we acquired ownership of a “wholly-owned subsidiary”,  FR Providence Gardens, LLC (the “PG1 Controlled Subsidiary” or “PG1”), for an initial purchase price of approximately $10,152,000, which is the initial stated value of our equity interest in the PG1 Controlled Subsidiary (the “PG1 Investment”). The PG1 Controlled Subsidiary used the proceeds from the PG1 Investment to close on the acquisition of an approximately 151 acre property generally located at 2214 Barrington Loop, Davenport, FL (the “PG1 Phase 1 Property”). Pursuant to the agreements governing the purchase of the property, PG1 has the option to acquire future property at the same general location (“PG1 Phase 2 Property” and “PG1 Phase 3 Property”, collectively, “PG1 Future Property”) for a total of 352 acres.  The closing of both the initial PG1 Investment and the PG1 Phase 1 Property occurred concurrently.

The PG1 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the PG1 Investment, we have authority for the management of the PG1 Controlled Subsidiary, including the PG1 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the PG1 Investment, paid directly by the PG1 Controlled Subsidiary.

The PG1 Phase 1 Property was acquired for a purchase price of approximately $10,152,000, which includes closing costs and the acquisition fee of approximately 2.0%. We anticipate additional hard and soft costs of approximately $13,663,000 and $1,033,000, respectively, for approvals, permitting and construction of 231 finished lots (the “Finished Lots”).

Should PG1 choose to purchase the PG1 Phase 2 Property, the purchase price and anticipated additional development costs will approximate $10,755,000 and $11,162,000, respectively, for construction of 237 additional finished lots.  Should PG1 choose to purchase the PG1 Phase 3 Property, the purchase price and anticipated additional development costs will approximate $9,420,000 and $12,572,000, respectively, for construction of 193 additional finished lots.

In conjunction with the closing of the PG1 Investment, we entered into a construction agreement (the “Construction Agreement”) with a national homebuilder (the “Homebuilder”) in which the Homebuilder has agreed to deliver the Finished Lots at a predetermined price. We also entered into an option agreement (the “Purchase Option Agreement”) with the Homebuilder that provides the Homebuilder the option, but not the obligation, to purchase the Finished Lots at a fixed monthly schedule. To maintain the option, the Homebuilder has agreed to pay the PG1 Controlled Subsidiary a monthly payment, calculated based on the PG1 Controlled Subsidiary’s outstanding equity in the project during the preceding month, at a rate equal to 9.5% per annum. Additionally, the Homebuilder has also agreed to immediately deposit 10% of the final Finished Lots purchase price. Should the Homebuilder default or terminate the Purchase Option Agreement, this deposit would become nonrefundable. Ultimately, the intent of the Construction Agreement and the Purchase Option Agreement, when taken in the aggregate, is to generate a predictable stream of recurring income for the PG1 Controlled Subsidiary through the creation of new housing inventory.

The following table contains underwriting assumptions for the PG1 Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Hard Costs	Projected Soft Costs	Projected Total Costs	Projected Hold Period
PG1 Property - Phase 1	$13,663,000	$1,033,000	$14,696,000	85 months
PG1 Property - Phase 2	$10,056,000	$1,106,000	$11,162,000	68 months
PG1 Property - Phase 3	$11,437,000	$1,135,000	$12,572,000	50 months

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Real Estate Investment Trust, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.